FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2008.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission File Number 001-32324

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

U-Store-It, L.P.

401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

U-Store-It Trust

460 East Swedesford Road

Suite 3000

Wayne, PA 19087

U-STORE-IT, L.P.

(FORMERLY KNOWN AS U-STORE-IT MINI WAREHOUSE CO.)

401(k) RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and the Plan Committee of U-Store-It, L.P. 401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of U-Store-It, L.P. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2008 and 2007 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  Maloney + Novotny LLC

Cleveland, Ohio

June 26, 2009

U-STORE-IT, L.P.

(FORMERLY KNOWN AS U-STORE-IT MINI WAREHOUSE CO.)

401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2008 and 2007

	2008	2007
ASSETS

INVESTMENTS, AT FAIR VALUE
U-Store-It Trust Common Stock	$236,517	$175,883
Deposits with insurance company:
General Guaranteed Interest Account	159,678	134,617
Pooled separate accounts:
Money Market Account	1,343,459	951,766
Bond & Mortgage Account	136,270	162,299
Bond Emphasis Balanced Account	43,682	58,716
Diversified International Account	225,732	400,078
Fidelity Advisor Mid Cap Growth II Account	51,637	58,026
Large Cap Blend I Account	25,032	39,594
Large Cap Growth II Account	126,775	147,540
Large Cap Stock Index Account	195,134	275,069
Large Cap Value I Account	61,878	77,334
Mid Cap Value I Account	75,760	101,504
Small Cap Growth III Account	32,552	110,704
Small Cap Value Account	36,477	35,732
Small Company Blend Account	47,411	80,889
Stock Emphasis Balanced Account	25,231	38,331

TOTAL INVESTMENTS	2,823,225	2,848,082

CONTRIBUTIONS RECEIVABLE
Participants	33,679	—
Employer	12,066	—
TOTAL CONTRIBUTIONS RECEIVABLE	45,745	—

NET ASSETS AVAILABLE FOR BENEFITS	$2,868,970	$2,848,082

The accompanying notes are an integral part of these financial statements.

U-STORE-IT, L.P.

(FORMERLY KNOWN AS U-STORE-IT MINI WAREHOUSE CO.)

401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2008 and 2007

	2008	2007
ADDITIONS
Investment income/(loss):
Interest and dividend income	$30,062	$8,147
Net appreciation (depreciation) in fair value of investments:
U-Store-It Common Stock	(277,982)	(57,437)
General Guaranteed Interest Account	84	4,376
Pooled separate accounts	(597,995)	134,891

Total investment income/(loss)	(845,831)	89,977

Contributions:
Participants	1,026,516	864,265
Employer	340,874	247,881
Rollovers	7,472	413,693

Total contributions	1,374,862	1,525,839

Total additions	529,031	1,615,816

DEDUCTIONS
Benefits paid directly to participants	443,522	1,139,077
Administrative expense	64,621	36,050

Total deductions	508,143	1,175,127

NET INCREASE	20,888	440,689

NET ASSETS AVAILABLE FOR BENEFITS — BEGINNING OF YEAR	2,848,082	2,407,393

NET ASSETS AVAILABLE FOR BENEFITS — END OF YEAR	$2,868,970	$2,848,082

The accompanying notes are an integral part of these financial statements.

U-STORE-IT, L.P.

(FORMERLY KNOWN AS U-STORE-IT MINI WAREHOUSE CO.)

401(k) RETIREMENT SAVINGS PLAN

Note 1.          Description of the Plan

The following description of the U-Store-It, L.P. (formerly known as U-Store-It Mini Warehouse Co.) 401(k) Retirement Savings Plan (Plan) provides only general information.  Participants should refer to the Plan document for a complete description of the Plan.  Effective January 1, 2008, the plan sponsor became U-Store-It, L.P., the parent of U-Store-It Mini Warehouse Company.

General:

The Plan is a defined contribution (401(k) salary deferred) plan which provides savings benefits to eligible employees.  Under the Plan, all employees of U-Store-It, L.P. (Company) who have met eligibility requirements can participate in the Plan.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Participation:

Before March 1, 2007:  An employee could elect to participate in the Plan on the first day of January, April, July or October coincident with or following attainment of the age of 21 and completion of at least 1,000 hours of service during an eligibility computation period. Unless employees elected otherwise upon becoming eligible to participate in the Plan, they were automatically deemed to participate in the Plan.

On and after March 1, 2007:  An employee may elect to participate in the Plan as of the first pay period coincident with first of the month following attainment of the age of 21 and completion of 30 days of service. Unless employees elect otherwise upon becoming eligible to participate in the Plan, they are automatically deemed to participate in the Plan.

Contributions:

Participating employees may elect to contribute up to 100% of eligible compensation on a pre-tax basis.  These elective pre-tax contributions may not exceed federally established limits on an annual basis.  The Company may elect to make matching contributions and additional discretionary contributions.

For the period prior to March 1, 2007, the Company’s matching contribution for a participant was 20% of the first 20% of the participant’s elective deferral contribution. Unless employees elected otherwise upon becoming eligible to participate in the Plan, they were deemed to have elected to make an automatic contribution of 1% of compensation. Company matching contributions were made for employee deferrals beginning after the completion of one year of service.

For the period March 1, 2007 and after, the Company’s matching contribution for a participant is 50% of the first 6% of the participant’s elective deferral contribution. Unless employees elect otherwise upon becoming eligible to participate in the Plan, they are deemed to have elected to make an automatic contribution of 2% of compensation. Company matching contributions are made for employee deferrals beginning after the completion of six months of service.

No additional discretionary contribution was made for 2008 or 2007 by the Company.

Vesting:

The participants’ contributions and earnings thereon are fully vested at all times.  Employer contributions are fully vested upon the occurrence of certain events, or vesting is based on years of continuous service in accordance with the following schedule:

Before March 1, 2007:

Years of Plan	Vested
Participation	Percentage

1 year or less	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

On and after March 1, 2007:

Years of Plan	Vested
Participation	Percentage

Less than 1 Year	0%
1	50%
2	100%

Participant Accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Employer’s contribution and (b) Plan earnings of the investments the participant has selected.  The account is then charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  Forfeited balances of terminated participants’ nonvested accounts are used to pay either plan expenses, or to offset Company contributions, at the Company’s discretion.

Company contributions were reduced by $19,147 and $12,573 in 2008 and 2007, respectively, from forfeited nonvested accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits:

On termination of service, a participant receives a lump sum amount equal to the value of the participant’s vested interest in his or her account.

Investment Options:

All Plan investments are investment alternatives in the Principal Life Insurance Company (Principal) group annuity contract or in employer stock. Participants designate individual investment elections for both employee and employer contributions among the available investment options.

Note 2.          Summary of Accounting Policies

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation:

The Plan participates in a flexible investment group annuity contract with Principal, the custodian, which consists of a guaranteed investment contract (the General Guaranteed Interest Account) and pooled separate accounts.  The guaranteed investment contract is valued at estimated fair value as determined by Principal, based on the fair value of underlying investments, because it is not considered fully benefit responsive.  The investments in pooled separate accounts are recorded at estimated fair value as determined by Principal based on its valuation of the underlying securities as of the last day of the plan year.  Company stock is stated at fair value using quoted market prices on the last day of the plan year.  Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date. Interest is recorded when earned.

Payment of Benefits:

Benefits are recorded when paid.

Administrative Expenses:

Administrative expenses are paid by the Company or the Plan at the Company’s discretion. Various fees and expenses are currently being charged directly to the Plan.

Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.

Note 3.          Investments

Investments exceeding 5 percent or more of the Plan’s net assets are disclosed in the statements of net assets available for benefits.

Note 4.          Risks and Uncertainties

The Plan holds various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 5.          Plan Termination

The Company reserves the right to alter, amend or terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants will become fully vested in their accounts.  Presently, there is no intention on the part of the Company to terminate the Plan.

Note 6.          Tax Status

Effective with the March 1, 2007 amendment to the Plan, the Company adopted a prototype Plan. On November 20, 2000, the Internal Revenue Service stated that the prototype adopted by the Plan, as then designed, qualifies under Section 401(k) of the IRC. The Plan has not received a determination letter specific to the Plan itself; however, the Plan administrator and the Plan’s tax counsel believe that the Plan was designed and was being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Note 7.          Guaranteed Interest Account Surrender Charges

If all or a portion of a Guaranteed Interest Account is surrendered (not dependent upon the death, termination of employment, disability or retirement of a member), the amount available will be reduced by a surrender charge equal to the following:

(a)     If the guaranteed interest rate in effect for contracts of this class for the date of surrender is equal to or less than the composite guaranteed rate for such account there is no charge.

(b)     If the guaranteed interest rate in effect for contracts of this class for the date of surrender is greater than the composite guaranteed rate for such account, such charge is equal to

1)      the difference between such guaranteed interest rate for such date of surrender and such composite guaranteed rate multiplied by

2)      the number of years (including fractional parts of a year) remaining in the guarantee period for such guaranteed interest account multiplied by

3)      the amount being surrendered.

If the entire account is surrendered, such Guaranteed Interest Account will be applied on the date of surrender and the difference between the amount applied and the surrender charge, if any, determined above will be paid or transferred.

Note 8.          Related Party Transactions

The Plan’s investments include a guaranteed investment contract and shares of pooled separate accounts managed by Principal.  Principal is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid to Principal totaled $64,621 for 2008 and $36,050 for 2007.

The general partner of U-Store-It, L.P. is U-Store-It Trust (NYSE: YSI).  The investment alternative of YSI Common Stock was added effective January 1, 2006 for both employee elective deferrals and employer matching contributions.  At December 31, 2008 and 2007, the Plan held 53,150 and 19,201 shares of YSI common stock with a value of $236,517 and $175,883, respectively.  Included in interest and dividend income for 2007 and 2006 was $24,640 and $2,783 of dividends on YSI stock, respectively.  During 2008, the Plan purchased 43,490 shares of YSI stock at a cost of $422,140 and sold 9,541 shares with a cost of $92,043 for a loss of $8,519.  During 2007, the Plan purchased 19,321 shares of YSI stock at a cost of $229,191 and sold 956 shares with a cost of $16,268 for a loss of $3,217.

Note 9.          Fair Value Measurements

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement no. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest propriety to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1:          Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:          Inputs to the valuation methodology include:

•      Quoted prices for similar assets or liabilities in active markets;

•      Quoted prices for identical or similar assets or liabilities in inactive markets;

•      Inputs other than quoted prices that are observable for the asset or liability;

•      Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:          Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets of the Plan measured at fair value at December 31, 2008, the first reporting period such disclosure is required under FASB Statement No. 157.

•      Common stock of U-Store-It Trust (Symbol YSI): Valued at the closing price as reported on the New York Stock Exchange.

•      Pooled Separate Accounts: Valued at estimated fair value as determined by Principal based on its valuation of the underlying securities as of the last day of the plan year.

•      General Guaranteed Interest Account:  Valued at estimated fair value as determined by Principal, based on the fair value of underlying investments, because it is not considered fully benefit responsive.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets fort by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

U-Store-It Trust stock funds	$236,517			$236,517

Pooled Separate Accounts		$2,427,030		$2,427,030

General Guaranteed Interest Account		$159,678		$159,678

Total	$236,517	$2,586,708	$—	$2,823,225

Note 10.       Plan Amendment

Effective March 1, 2007, the Pan was amended and restated as follows:  (a)  the eligibility requirement was changed from one year of service (1000 hours) to the first of the month following 30 days of employment; (b)  the automatic deferral percentage was increased from 1% to 2%; (c)  the service requirement for employer match contributions was changed from one year of service to six months;  (d)  the match formula was changed from 20% of the first 20% of compensation deferred to 50% of the first 6% of compensation deferred; and (e)  the vesting schedule for employer contributions was reduced from six years to two years.

Note 11.       Subsequent Events

Effective February 25, 2009, the plan was amended to allow the Administrator of the Plan to set a limit on the percentage of Compensation that Highly Compensated Employees may contribute to the Plan as Tax-Deferred Contributions for a Plan Year and to provide for a True-Up Matching Contribution.

SUPPLEMENTAL SCHEDULE

U-STORE-IT, L.P.

(FORMERLY KNOWN AS U-STORE-IT MINI WAREHOUSE CO.)

401(k) RETIREMENT SAVINGS PLAN

EMPLOYER NO. 34-1837021

PLAN NO. 001

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2008

			(e) Current
(a)	(b) Identity of Party	(c) Description of Investment	Value

*	U-Store-It Trust	U-Store-It Common Stock	$236,517

*	Principal Life Insurance Company	General Guaranteed Interest Account	159,678

*	Principal Life Insurance Company	Pooled Separate Accounts
		Money Market Account	1,343,459
		Bond & Mortgage Account	136,270
		Bond Emphasis Balanced Account	43,682
		Diversified International Account	225,732
		Fidelity Advisor Mid Cap Growth II Account	51,637
		Large Cap Blend I Account	25,032
		Large Cap Growth II Account	126,775
		Large Cap Stock Index Account	195,134
		Large Cap Value I Account	61,878
		Mid Cap Value I Account	75,760
		Small Cap Growth III Account	32,552
		Small Cap Value Account	36,477
		Small Company Blend Account	47,411
		Stock Emphasis Balanced Account	25,231

			$2,823,225

*       Represents a party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

U-Store-It, L.P. 401(k) Retirement Savings Plan

Date: June 26, 2009	By:	/s/ Timothy Martin
Timothy Martin
Chief Financial Officer
U-Store-It Trust